Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 5 DATED FEBRUARY 4, 2016
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated October 19, 2015, Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus, Supplement No. 3 dated December 4, 2015 and Supplement No. 4 dated January 5, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of January 2016;
(3)	information regarding the share redemption limit; and
(4)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of January 2016, we accepted investors’ subscriptions for, and issued, a total of 571,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $10.4 million, consisting of 551,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $10.0 million, and 20,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $373,000. As of January 31, 2016, we had accepted investors’ subscriptions for, and issued, approximately 12.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $209.5 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of January 2016 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
January 4, 2016	$18.23	$18.17	$18.31
January 5, 2016	$18.23	$18.17	$18.31
January 6, 2016	$18.23	$18.17	$18.31
January 7, 2016	$18.23	$18.17	$18.31
January 8, 2016	$18.23	$18.17	$18.31
January 11, 2016	$18.24	$18.18	$18.32
January 12, 2016	$18.24	$18.18	$18.32
January 13, 2016	$18.24	$18.18	$18.32
January 14, 2016	$18.24	$18.17	$18.31
January 15, 2016	$18.24	$18.17	$18.31
January 19, 2016	$18.23	$18.17	$18.31
January 20, 2016	$18.24	$18.17	$18.31
January 21, 2016	$18.24	$18.17	$18.31
January 22, 2016	$18.24	$18.17	$18.31
January 25, 2016	$18.23	$18.16	$18.31
January 26, 2016	$18.23	$18.16	$18.31
January 27, 2016	$18.23	$18.16	$18.31
January 28, 2016	$18.22	$18.15	$18.30
January 29, 2016	$18.22	$18.15	$18.30
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cin_dailyNAV.
Please refer to “Valuation Policies” beginning on page 98 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole_income_nav.
Redemption Limit
As disclosed on our website, as of December 31, 2015, our NAV was $179,670,284. As of January 1, 2016, the redemption limit for the quarter ending March 31, 2016 was 10% of our NAV as of December 31, 2015. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of January 31, 2016 has not been reduced below 10% of our NAV as of December 31, 2015.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus.
Description of Real Estate Investments
As of January 31, 2016, we, through separate wholly-owned limited liability companies and limited partnerships, owned 77 properties, acquired for an aggregate purchase price of $266.4 million, located in 29 states, consisting of seven multi-tenant and 70 single tenant properties, comprising approximately 1.9 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. As of January 31, 2016, these properties were 99.1% leased and had a weighted average lease term remaining of 10.8 years. We acquired four properties between October 10, 2015 and January 31, 2016. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Property Description	Type	Number of Tenants	Tenant (1)	Rentable Square Feet (2)	Purchase Price
FleetPride — Mobile, AL	Automotive	1	FleetPride	29,250	$3,553,974
Title Resource Group — Mount Laurel, NJ	Real Estate	1	Title Resource Group	81,059	15,400,000
Chili’s & PetSmart Center — Panama City, FL	Various	5	Various	29,612	6,025,000
Home Depot Center — Orland Park, IL	Various	6	Various	149,526	20,500,000
				289,447	$45,478,974
________________

(1)	The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name that is party to the lease agreement.

(2)	Includes square feet of buildings that are on land subject to ground leases.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned
“Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 87 of the prospectus.
Real Property Investments
As of January 31, 2016, we, through separate wholly-owned limited liability companies and limited partnerships, owned 77 properties, acquired for an aggregate purchase price of $266.4 million, located in 29 states, consisting of seven multi-tenant and 70 single tenant properties, comprising approximately 1.9 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. As of January 31, 2016, these properties were 99.1% leased and had a weighted average lease term remaining of 10.8 years. We acquired four properties between October 10, 2015 and January 31, 2016. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
FleetPride — Mobile, AL	October 22, 2015	2015	$3,553,974	7.70%	7.90%	100%
Title Resource Group — Mount Laurel, NJ	November 24, 2015	2004	15,400,000	6.84%	7.74%	100%
Chili’s & PetSmart Center — Panama City, FL	December 10, 2015	2005	6,025,000	7.59%	7.30%	100%
Home Depot Center — Orland Park, IL	December 31, 2015	1993	20,500,000	7.55%	7.38%	93%
			$45,478,974
________________

(1)	Purchase price does not include acquisition-related expenses.

(2)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition-related expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease over the non-cancelable lease term at the respective property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, exclusive of acquisition related expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the major tenants at each of the properties listed above:

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)	Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
FleetPride — Mobile, AL	FleetPride	29,250	100%	2/5 yr.	$273,656	$9.36	10/22/2015	—	8/31/2020
					$287,339	$9.82	9/1/2020	—	8/30/2025
Title Resource Group — Mount Laurel, NJ	Title Resource Group	81,059	100%	—	$ 1,053,797(5)	$13.00	11/24/2015	—	12/31/2026
Chili’s & PetSmart Center — Panama City, FL(6)	PetSmart	20,057	68%	2/5 yr.	$296,844	$14.80	12/10/2015	—	2/29/2016
					$276,787	$13.80	3/1/2016	—	2/28/2021
					$286,815	$14.30	3/1/2021	—	2/28/2026
	Chili’s	(7)	19%(8)	3/5 yr.	$120,000	$21.05(8)	12/10/2015	—	1/31/2016
					$125,000	$21.93(8)	2/1/2016	—	1/31/2021
Home Depot Center — Orland Park, IL(9)	Home Depot	114,932	77%	3/5 yr.	$1,192,889	$10.38	12/31/2015	—	4/30/2016
					$1,092,888	$9.51	5/1/2016	—	4/30/2021
					$1,202,177	$10.46	5/1/2021	—	4/30/2027
________________

(1)
Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property, or those tenants whose annual rental revenue accounts for greater than 10% of the property’s annual rental revenue. The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name of the entity that is party to the lease agreement.

(2)	Represents the number of renewal options and the term of each option.

(3)
Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any. In general, we intend for our properties to be subject to long-term triple- or double-net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.

(5)
The annual base rent under the lease increases annually by approximately 1.8% of the then-current annual base rent at the beginning of the second lease year and then at the beginning of the ninth lease year the annual base rent under the lease increases annually by approximately 3.2% of the then-current annual base rent.

(6)	This property is 100% leased.

(7)	Subject to a ground lease.

(8)	Percentage of total rentable square feet and effective annual base rent per square foot calculated based on square feet at a building that is on land subject to a ground lease.
(9) This property is 93% leased.

The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Tenant Lease Expirations” on page 94 of the prospectus.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of January 31, 2016, for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2016	2	5,900	$50,510	*
2017	11	16,831	284,990	1%
2018	9	18,555	345,171	2%
2019	—	—	—	—
2020	4	22,950	212,148	1%
2021	4	11,500	250,027	1%
2022	2	59,347	773,401	4%
2023	14	207,477	2,250,353	11%
2024	18	254,495	3,199,018	16%
2025	7	90,364	1,344,489	7%
Thereafter	40	1,221,714	11,679,771	57%
	111	1,909,133	$20,389,878	100%
________________
* Represents less than 1% of the total annual base rent.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Depreciable Tax Basis” beginning on page 95 of the prospectus.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the properties acquired since October 10, 2015 is approximately $35.6 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The depreciable basis in these properties is estimated, as of January 31, 2016, as follows:

Wholly-owned Property	Depreciable Tax Basis
FleetPride — Mobile, AL	$2,857,395
Title Resource Group — Mount Laurel, NJ	12,381,600
Chili’s & PetSmart Center — Panama City, FL	3,911,661	(1)(2)
Home Depot Center — Orland Park, IL	16,482,000
	$35,632,656
________________

(1)	Depreciable basis excludes any ground leases.
(2) Capital improvements and renovations of approximately $260,000 are expected to be completed on the property during the lease term.

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